Exhibit 99.1

Youlife Group Inc. Enters into Definitive Agreement to Advance Strategic Expansion in China’s Blue-Collar Service Market

BEIJING, Jan. 22, 2026 /PRNewswire/ -- Youlife Group Inc. (“Youlife” or the “Company”) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, today announced that it has entered into a definitive share exchange agreement with Lightred Investment Co., Ltd. and YouheHR Group Inc. in connection with its proposed acquisition of four regional human resources service companies, following the non-binding letter of intent announced in December 2025. The signing of the definitive agreement reflects the continued progress in Youlife’s execution of its dual-engine growth strategy combining organic expansion and strategic M&A.

The signing of the definitive agreement represents a transition from strategic evaluation to a structured transaction framework. The proposed acquisition is expected to enhance Youlife’s operating foundation in workforce deployment, regional service delivery, while reinforcing Youlife’s long-term objective of building a scalable, nationwide blue-collar services platform.

The companies to be acquired operates across multiple regions and labor-intensive industries, with established operating processes and customer relationships. Upon completion, these capabilities are expected to complement Youlife’s existing ecosystem spanning vocational training, recruitment, and employee management, enabling Youlife to serve enterprise clients with greater scale, consistency, and efficiency.

Under the definitive agreement, the transaction is structured as a pure-equity share exchange, with consideration linked to the future performance of the acquired companies. This approach reflects Youlife’s emphasis on capital discipline and alignment, allowing the Company to pursue expansion while preserving financial flexibility.

Mr. Yunlei Wang, Chief Executive Officer and Chairman of the Board of Youlife, commented: “Reaching a definitive agreement is an important step in advancing our long-term platform strategy. As the large and fragmented blue-collar services industry continues to evolve, scale, operational depth, and technology integration are becoming increasingly critical, creating favorable conditions for platform-led consolidation. This proposed acquisition would add proven regional operating capabilities to Youlife’s platform and enhance our ability to deploy standardized, technology-enabled workforce solutions across broader regions. We believe this transaction, if completed, would meaningfully support the next phase of Youlife’s development and reinforce our leadership position in the blue-collar service market.”

Mr. Liqun Yao, Acting Chief Financial Officer of Youlife, added: “The definitive agreement reflects a more advanced stage in our evaluation process and provides a clear framework for execution. By structuring the transaction as an equity-based acquisition with performance alignment, we aim to balance growth objectives with prudent financial management, while keeping our focus on long-term value creation. We will continue to execute with prudence as we move toward closing.”

The transaction is expected to close following the satisfaction or waiver of customary closing conditions, including regulatory, documentary, and corporate approvals by all parties. There can be no assurance that the acquisition will be completed on the anticipated terms or timeline, or at all. Shareholders are cautioned not to place undue reliance on forward-looking statements contained in this release.

About Youlife Group Inc.

Youlife is a leading blue-collar lifetime service provider with a nationwide network of 25 vocational schools under school management model and 25 curriculum development projects, covering a total of 37 cities or counties under 16 provinces of China. Learn more at https://ir.youlife.cn/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Contact

Zhuhong Ruan

youlife.ir@youlanw.com

(86) 13917429808